SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2017

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

EXPLANATORY NOTE

The unaudited consolidated income statements, statements of comprehensive income, cash flow statements, and statements of changes in equity of ABI SAB Group Holding Limited (formerly, SABMiller Limited and prior to that SABMiller plc) for the six months ended 30 September 2016 and 2015, and its unaudited consolidated balance sheet as of 30 September 2016 including the notes thereto, are filed as Exhibit 99.1 to this report on Form 6-K.

The unaudited pro forma condensed combined income statement of Anheuser-Busch InBev SA/NV for the year ended 31 December 2016, is filed as Exhibit 99.2 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

99.1	SABMiller Limited (formerly SABMiller plc) Unaudited Condensed Consolidated Financial Statements as of 30 September 2016 and for the six months ended 30 September 2016 and 2015

99.2	Anheuser-Busch InBev SA/NV Unaudited Pro Forma Condensed Combined Income Statement for the year ended 31 December 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV
(Registrant)

Dated: June 30, 2017	By:	/s/ Jan Vandermeersch
Name: Jan Vandermeersch
Title: Senior Legal Counsel Corporate